EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED FEBRUARY 2, 2008

	February 2, 2008 (52 weeks)	February 3, 2007 (53 weeks)	January 28, 2006 (52 weeks)	January 29, 2005 (52 weeks)	January 31, 2004 (52 weeks)
Earnings:
Earnings before tax expense	$1,827	$1,748	$1,525	$286	$739
Fixed charges	855	870	895	950	983
Capitalized interest	(14)	(13)	(7)	(5)	(5)

Pre-tax earnings before fixed charges	$2,668	$2,605	$2,413	$1,231	$1,717

Fixed charges:
Interest	$488	$501	$518	$562	$609
Portion of rental Payments deemed to be interest	367	370	377	388	374

Total fixed charges	$855	$871	$895	$950	$983

Ratio of earnings to fixed charges	3.1	3.0	2.7	1.3	1.7